
Mail Stop 4631

February 19, 2010

via U.S. mail and facsimile

Paulo Penido Pinto Marques, CFO
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04.538-132, Sao Paulo - SP, Brazil

      RE: **National Steel Company**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed June 30, 2009
              File No. 1-14732

Dear Mr. Marques:

We have reviewed your response letter dated February 10, 2010, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's annual report on internal control over financial reporting, page 116

1. As previously requested in comment 8 in our letter dated January 8, 2010, please revise your definition of a material weakness to conform to the definition in Rule 1-02 of Regulation S-X and AS No. 5 in an amendment to your fiscal year 2008 Form 20-F.

2. We note your response to comment 8 in our letter dated January 8, 2010, including the disclosures you intend to include in an amendment to your fiscal year 2008 Form 20-F. Please clarify that the remediation measures management took to remediate the material weakness identified as of December 31, 2008, were completed during fiscal year 2009. Further, please revise your statement, "In this regard, considering the measures our management has taken, we believe that the Company is maintaining effective internal control over financial reporting and disclosure controls." In this regard, Item 15(b)(3) of Form 20-F states, in part, "Management is not permitted to

conclude that the issuer's internal control over financial reporting is effective if there are one or more material weaknesses in the issuer's internal control over financial reporting".

10 Investments in affiliated companies and companies under common control, page FS-29

3. We note your response to comment 13 in our letter dated January 8, 2010. It appears from your response that for all of the Major Decision Disagreements that are subject to the dispute resolution mechanisms but not to the Put/Call rights, which are discussed in Section 10.2 of the SA, the consequence of not reaching an agreement is that whatever the disagreement relates will cease functioning and will not revert to the decision that was previously approved. For example, if there is a disagreement over the annual budget that remains unresolved through the dispute resolution mechanism, the consequence is that NAMISA will cease operations once the time period for the previously approved annual budget comes to an end. Please confirm if this is a correct statement. Otherwise, please tell us what the consequence is if the annual operating budget is not approved when the time period for the previously approved annual operating budget comes to an end.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief